GOLDEN HOPE MINES LIMITED

4 King Street West, Suite 1320
Toronto, Ontario, M5H 1B6

August 15, 2005

Office of International
Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
Washington, D.C.
20549

Dear Sirs:

82-3023

Reference: Golden Hope Mines Limited – File No. ~~82-4991~~

Please find attached copy of our news release of even date, as required pursuant to Rule 12g3-2(b) of the Securities and Exchange Act of 1934. This release has been disseminated via Stockwatch and Market News.

Yours very truly,

GOLDEN HOPE MINES LIMITED

Debra Chapman
Assistant Secretary

/dc

Encl.

GOLDEN HOPE MINES LIMITED

4 King Street West, Suite 1320
Toronto, Ontario, M5H 1B6

File No. 82-4991

TSX Venture Exchange – GNH
S.E.C. Exemption: 12(g)3-2(b)

GOLDEN HOPE CLOSES PRIVATE PLACEMENT

August 15, 2005

The Company is pleased to announce that it has closed the private placement announced on August 2, 2005. The placement consists of 1,000,000 common shares of the Company, at a price of $0.10 per share, with warrants attached to purchase up to an additional 1,000,000 common shares at $0.15 per share for a two year period, expiring August 2, 2007. The $100,000.00 proceeds will be added to the Company's working capital. The shares are subject to a hold period expiring December 2, 2005. Including the issuance of these shares, the Company has 26,051,829 common shares issued and outstanding.

ON BEHALF OF THE BOARD

"Debra Chapman"

DEBRA CHAPMAN
Assistant Corporate Secretary

For further information, contact Peter H. Smith, Ph.D., P.Eng.: (514) 481-3172

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.